UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 23, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

Notice to the Market

Clarifications Regarding the Public Offer Addressed to Telecom Italia S.p.A.

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), in accordance with the provisions of CVM Resolution No. 44/21, informs its shareholders, the market in general and other interested parties that it has become aware of a press release issued today by its indirect parent company, Telecom Italia S.p.A. ("Telecom Italia"), in which the Board of Directors of that company registered the launch of a Public Offering promoted by Poste Italiane S.p.A..

TIM clarifies that such discussions and evaluations take place exclusively within the scope of Telecom Italia and that after consulting directly with the management of its indirect parent company, it was informed that, so far, there is no additional information on the subject, other than that already publicly disclosed.

Reiterating its posture of diligence and transparency, the Company continues to closely monitor developments and will keep the market informed under the terms of the applicable regulations.

Rio de Janeiro, 23 March 2026.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 23, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer